LETTERHEAD OF ALTERNATE ENERGY SOLUTIONS, INC.

October 27, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Edward M. Kelly, Esq.
Terrence B. O’Brien
Dietrich A. King, Esq.
Tracey L. Houser

Re:	The Forsythe Group Two, Inc.
Current Report on Form 8-K dated July 27, 2010 and filed July 29, 2010
Quarterly Report on Form 10-Q for the quarter ended June 30, 2010
File No. 0-53107

Ladies and Gentlemen:

This letter sets forth the responses of Alternate Energy Solutions, Inc. (formerly The Forsythe Group Two, Inc.)("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2010 (the "Comment Letter") concerning the Company’s Current Report on Form 8-K dated July 27, 2010 and filed July 29, 2010 (“Form 8-K”) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “June 2009 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein are to page numbers in Amendment No. 1 to Form 8-K ("Amendment No. 1"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Please note that the Company amended its Articles of Incorporation September 24, 2010 to change its corporate name to “Alternate Energy Solutions, Inc.”  We have revised Amendment No. 1 to reflect the Company’s new name where appropriate.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Item 1.01. Entry into Material Definitive Agreement, page 1
Share Exchange Transaction, page 1

1.
We note your disclosure on page three that the descriptions of the summarized agreements are qualified by reference to the exhibits filed with the report.  Please revise your disclosure either to confirm that the summaries you have provided are materially complete or revise the summaries to provide a materially complete description of the agreements.

Response:

We advise the Staff that we have revised the language referenced in the foregoing comment which appears on page 3 to delete reference to the fact that our descriptions of the subject agreements are qualified in any way.

Item 2.01 Completion of Acquisition of Disposition of Asset, page 3
Overview of the Company’s Business, page 4

2.
Please revise your discussion of PKO in the third paragraph on page five to address your understanding of the EPA’s timetable for modeling palm oil as well as why you believe it is reasonable to assume that the EPA will treat PKO the same as or similarly to palm oil and what you will do if the EPA does not approve PKO as a renewable biomass.

Response:

In light of the questions raised and clarifications requested by the Staff in comment 2 of the Comment Letter, we have made further inquiry into the status of PKO as a palm-oil and the EPA’s expectation for completing its analysis of the palm-oil pathway.  We have ascertained that PKO is, in fact, a variety of palm-oil that would be subsumed within the greater definition of palm-oil, so that if the EPA approves the palm-oil pathway, such pathway would include PKO.  In view of this finding, we have removed language through Amendment No.1 that (i) differentiates PKO from palm-oil and (ii) states that we would pursue a petition process requesting that the EPA analyze PKO as a qualified pathway (the EPA has advised that since it is on track to finalize results for the palm-oil pathway, producers of fuel for this pathway should not apply through the petition process).  Further, we have determined, based upon updated information on a question and answer page on the EPA’s web site relating to RFS2, that it expects to complete its analysis of the palm-oil pathway during 2010.  The EPA further advises that if it adds a new qualified palm-oil based pathway, fuel producers using palm oil will be able to start generating RINs with the next quarterly update of the EPA Moderated Transaction System.  We have revised our disclosure throughout Amendment No. 1 to incorporate the foregoing information.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

We also have provided information in appropriate places throughout Amendment No. 1 to describe our plans if the EPA does not approve palm-oil as a renewable biomass.  Specifically, we advise the Staff that if the EPA does not approve palm-oil/PKO as a qualified pathway for the production of biofuel under RFS2 regulations, we will continue to produce biodiesel using that feedstock which we will seek to sell in other markets, including the agricultural market and government/trucking/vehicle fleet market and for military and marine applications, as more fully described in Amendment No. 1 (please see our response to comment 5, below).  We also advise readers that in view of the fact that our biodiesel production systems are capable of processing a variety of feedstocks, we may seek to identify other economical feedstocks from which we manufacture biodiesel.  We believe that as the EPA qualifies additional biomass pathways for the production of biofuels under RFS2, it recently approved canola oil as a qualified pathway, the price of the commodities from which biodiesel is manufactured will not be as sensitive to increases in demand resulting from increased biodiesel production and prices will come down, which would render other feedstocks economically practical.  We also note that depending upon the results of our operations under this revised business model, we may be required to scale back the capacity of our temporary and permanent plants to correspond with revenues generated from sales in these other markets or using other feedstocks in the manufacture of biodiesel.

In view of the foregoing, we have revised Amendment No. 1 to reflect the foregoing information as follows:

•	Under the heading “Overview of the Company’s Business” – page 5, fifth paragraph, and page 7, third paragraph.

•	Under the heading “Business – Feedstock” – page 25, first paragraph, and page 27, fourth paragraph.

•	Under the heading “Risk Factors” – page 35, first risk factor.

•	Under the heading “Impact of RFS2” – page 50, last paragraph continuing in the first paragraph on page 51.

•	Under the heading “Capital Requirements and Plan of Operation” – page 53, fifth paragraph.

We also have made minor changes in appropriate places throughout Amendment No.1 to reflect the foregoing information.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

3.
Please revise your disclosure in the second paragraph on page six to describe your timetable for acquiring and commencing operations at the temporary facility that you have identified in the Port of Savannah.

Response:

We advise the Staff that we have added disclosure in the form of a new paragraph appearing as the last paragraph on page 6 to describe with specificity our timetable for acquiring and commencing operations at the temporary facility we have identified in the Port of Savannah.

Business, page 16
Our Biodiesel Production Facilities, page 19

4.
We note your statement in the second paragraph on page 20 that “[o]ur research to date does not indicate that we will not be able to surmount the permitting process.”  Please revise your disclosure to provide a clear statement of your expectations for the permitting process.  In doing so, please set forth the timetable for the process and identify any material impediments that you believe could prevent you from completing the process in a timely manner.

Response:

We advise the Staff that we have added disclosure in a new paragraph appearing as the second paragraph on page 23 that describes the permitting process in more detail and that provides a timeline for the acquisition of the required permits, registrations and certifications.  Currently, we do not believe that there will be any impediments to the issuance of any such permits, registrations or certifications that would prevent us from completing the process in a timely manner, a fact we have stated in this paragraph.

5.
Please revise your disclosure in the fifth paragraph on page 20 to identify representative examples of the “other outlets” that you believe might be available for your fuel if the EPA does not recognize PKO as a renewable biomass.  In addition, please clarify that the EPA does not currently recognize PKO as a renewable biomass.

Response:

We advise the Staff that we have revised the last paragraph on page 21 to provide significantly more detail regarding other potential outlets for our fuel outside of the market for RIN-generating biodiesel.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Feedstock, page 22

6.	Please revise your disclosure to identify the countries from which you currently plan to import PKO. In addition, please clarify how you will transport the PKO to your proposed facility.

Response:

We advise the Staff that we have revised the fourth paragraph on page 24 and added a new paragraph appearing immediately thereafter to identify the countries from which we currently plan to import PKO and to clarify how we will transport PKO to our proposed facility.

7.
Please revise your disclosure to describe the nature of the commitments that you have entered into with the five PKO growers in Africa and Southeast Asia.  In doing so, please clarify whether the commitments are binding and describe any contractual or other mechanisms you may employ to protect your supply of PKO.

Response:

We advise the Staff that we have revised the disclosure in the fourth paragraph appearing on page 24 to describe the nature of the commitments that we have entered into with the PKO growers we have identified in Africa and Southeast Asia.  We also have provided significant additional disclosure regarding these commitments and the growers, including a statement that the commitments do not represent binding contracts (we added similar disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Cost of Good Sold in the third paragraph appearing on 49).  We advise the Staff that we have added disclosure in a new paragraph appearing as the first paragraph on page 26 to indicate that we are not able to hedge our purchases of PKO nor have we been able to enter into any contractual or other mechanisms to protect our supply of PKO.

8.
We note your disclosure in the first paragraph on page 24 that “the petition process may extend over a lengthy period, which would be detrimental to our business.”  Please revise your disclosure to describe your estimate of the duration of the process.

Response:

We advise the Staff that we have deleted this disclosure and similar disclosure throughout Amendment No. 1. Please see our response to comment 2 for further information with respect to this issue.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Competition, page 27

9.
We note your disclosure in the third paragraph of this section that “[t]he foregoing statistics cannot be currently verified . . . .” As you are responsible for the information that you choose to include in your filing, please revise this disclaimer to eliminate any implication that you are not responsible for the information in the report and that investors cannot rely on the information.

Response:

We advise the Staff that we have deleted the disclaimer language included in the parenthetical in its entirety from the first paragraph appearing on page 30.

Risk Factors, page 30
A former officer who we terminated for cause in September 2009 . . . , page 37

10.	Please update this risk factor to reflect the settlement that you discuss on page 57.

Response:

We have revised the third risk factor appearing on page 39 relating to our former employee to reflect the Settlement Agreement with a former officer.

Our officers and directors control us through their positions and stock ownership . . . , page 42

11.
Please rives this risk factor to disclose that Mr. Rakestraw owns 67.55 % of your common stock and thus, by himself, has the ability to control your company.  In addition, you disclose that if Messrs. Rakestraw and Harris vote in concert, “they are able to influence the outcome of stockholder votes.”  Please revise this disclosure to clarify that they would have the ability to ensure approval or disapproval of any matter put to the vote of your stockholders.

Response:

We advise the Staff that we have revised the first full risk factor appearing on page 44 to indicate that Mr. Rakestraw owns 65.77% of the outstanding shares of our common stock and that he may, either alone or acting in concert with Mr. Harris, control the outcome of any vote put to the Company’s stockholders.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Management’s Discussion and Analysis of Financial Condition . . . , page 45

12.	Please rives your disclosure to clarify that the biodiesel production credit expired in December 2009.

Response:

We advise the Staff that we have revised the first paragraph appearing on page 48 to indicate that the $1.00 per gallon biodiesel production credit expired on December 31, 2009.

Impact of RFS2, page 48

13.	Please revise your disclosure to clarify that your intended feedstock, PKO, does not clarify as a renewable biomass and discuss the implications of this under RFS2.

Response:

We advise the Staff that we have revised the disclosure under this heading, which appears in the last paragraph on page 50 and the first paragraph on page 51, to disclose that PKO does not qualify as a renewable biomass and to provide the other information described in our response to comment 2.

Liquidity and Capital Resources

14.
We note your disclosure in the first paragraph of page 50 that you will seek financing of approximately $1.8 million to proceed with your temporary plant.  Please revise your disclosure to discuss how you plan to raise these funds.  In doing so, please address the funding sources that you are considering and the likely timetable to obtain the funds.

Response:

We advise the Staff that we have revised the disclosure in the third paragraph under this section, which appears on page 52 of to modify our business plans with respect to constructing a temporary plant and commencing operations thereat if we are not able to raise the entire $1.8 million.  Specifically, we are disclosing that, though we will seek to obtain capital in an amount sufficient to undertake the development of the entire scope of our temporary facility ($1.8 million), we would accept funds in an amount that would allow us to commence operations with a single biodiesel processing unit (approximately $750,000).  We have advised readers that this would allow us to prove our concept though it would delay our ability to achieve our long-term goals within the time frame we anticipate.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

We also have revised the second paragraph on page 53 to indicate that we (i) will seek to secure the capital necessary to fund our operations through equity or debt financing and that we currently are focusing on raising capital through the sale of equity in a private placement of our securities to one or more accredited investors, though we have not identified any definitive purchasers or made any offers to sell our securities as of the date of the filing of Amendment No. 1 and (ii) believe that we can obtain the capital sufficient to fund the first phase of construction of our temporary facility by the end of 2010.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 58

15.	We are unable to locate a narrative text to which the footnotes included in the table relate. Please revise the table accordingly.

Response:

We have revised the principal security holders table appearing on page 61 to remove the footnotes.  The information in the text to which the footnotes originally referred is included in the narrative disclosure appearing above the table.

16.	The EDGAR system does not reflect the filing of a Form 3 by Mr. Rakestraw or Mr. Harris. Please advise.

Response:

On October 27, 2010, Forms 3 and Schedules 13D were filed by each of Mr. Rakestraw and Mr. Harris.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Related Party Transactions, page 60

17.
We note the disclosure that the borrowings from your president are not evidenced by any instrument.  If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit in future filings.  For guidance, you may wish to refer to Question and Answer 146.04 in the Regulation S-K section of our “Compliance & Disclosure Interpretations” which is available in the Commission’s website at http://www.sec.gov.

Response:

We have filed as exhibit 10.3 to Amendment No. 1 a written description of the undocumented agreement between our Company and president with respect to repayment of the funds he loaned to the Company.

18.	Regarding the loans referenced in the second paragraph, please revise your disclosure to provide all of the information require by Item 404 of Regulation S-K.

Response:

We advise the Staff that we have revised the disclosure relating to the loans appearing under Related Party Transactions on page 63 to disclose all of the information required by Item 404 of Regulation S-K.  Specifically, we have revised the disclosure to provide the names of the lenders who are related to the directors and officers of the Company, the amount loaned and the amount of interest paid.

We also have revised this section to include a brief discussion of the settlement the Company entered with its former chief executive officer on July 19, 2010.

Description of Securities, page 60

19.	Please revise your disclosure to indicate that the description of your common stock and preferred stock is a summary of their material provisions.

Response:

We have revised the disclosure relating to our securities to indicate that the description of our common stock and preferred stock is a summary of their material provisions, which appears as the last paragraph on page 64.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Common Stock, page 60

20.	In future filings, please indicate whether holders of your common stock have cumulative voting rights.

Response:

We have revised the description of our common stock appearing on page 64 to disclose that holders of our common stock are not entitled to cumulative voting in the election of directors (new last sentence).

Item 9.01. Financial Statements of Businesses and Exhibits, page 64

21.
We note that you incorporate by reference the share exchange agreement from the Form 8-K files on June 18, 2010 and that you omitted the schedules and exhibits top the share exchange agreement filed as exhibit 99.1 to the Form 8-K. Item 6.01(b)(2) of Regulation S-K requires  inclusion of an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.  Please revise the exhibit index accordingly.

Response:

We have revised the exhibit index to indicate that we will furnish supplementally to the Commission copies of any of the omitted schedules and exhibits upon request of the Commission.

Exhibit 99.1

Consolidated Statement of Operations, page F-3

22.
We note that your inception to March 31, 2010 net loss is $446,982 in your consolidated statement of operations.  However, this amount does not agree to the sum of the net losses recognized during fiscal years 2008 and 2009 and the three months ended March 31, 2010, or $460,482.  Further, we note that net cash provided by operations for the inception to March 31, 2010 period begins with net loss of $460,482.  Please ensure your inception to date presentations of your consolidated statement of operations present the total cumulative amounts in the financial statements included in an amendment to your Form 8-K.  Please refer to the guidance in ASC 250-10-45-22 through 250-10-45-24 and 250-10-50-7 through 250-10-50-9 for guidance.

Response:

We advise the Staff that we have revised the inception to date cumulative amounts on our consolidated statement of operations included in Amendment No.1.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Note 3 – Significant Accounting Policies, page F-6

23.
We note that during fiscal year 2009 you issued stock for professional services rendered, which is 17.7% of loss before provision for income taxes.  In the financial statements included in an amendment to your Form 8-K, please disclose your accounting policy for these transactions.  Please refer to ASC 505-50 for guidance.

Response:

We advise the Staff that we amended the accounting policy for stock based compensation in Amendment No. 1 to include the following paragraph:

•
All transaction in which goods or services are the consideration received for the issuance of equity instruments are account for based on the fair value at the date of grant of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Note 8 – Stockholders’ Equity, page F-11

24.
We note that the fair value of the 1,170,000 shares of common stock issued to third parties on May 15, 2009 was based on recent sales prices of your common stock.  In this regard, we note that you issued short term convertible promissory notes with a value of $160,000 during fiscal year 2009 with an exchange rate of $0.50 per share of common stock, which was exercised by the noteholders on June 15, 2010.  We further note that you sold 1,000 shares of common stock on May 12, 2010, a year later, for $0.05 per share of common stock.  Please provide us a detailed explanation of how you determined that the fair value of your common stock on May 15, 2009, was $0.05 per share.

Response:

We advise the Staff that the 1,170,000 shares of common stock were issued to related parties for professional services rendered.  We have revised Note 7- Related Party Transactions and Note 8- Stockholders’ Equity in the Amendment No.1.  In addition, we revised the Balance Sheets and Consolidated Statement of Stockholders’ Equity (Deficit) to reflect the value of stock issued for services in the common stock amount as opposed to additional paid in capital.  Biofuel Technologies, Inc. was a private company with no market operations in fiscal year 2009.  The Company issued shares for services on May 15, 2009 at which time there was $38,000 of convertible promissory notes outstanding that was previously issued in fiscal year 2008.  The $160,000 of short term convertible promissory notes was not received until August through December 2009.  The Company had no activity until the first equity sale to a third party on May 12, 2010 which is a type one indicator and therefore represents the best indicator of equity value.  In addition, if the fair value of services was used to calculate the consideration as opposed to the fair value of common stock the difference would be immaterial as the related parties confirmed the value of services to be $60,000.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Note 11 – Subsequent Events, page F-12

25.	In the financial statements included in an amendment to your Form 8-K, please disclose whether the 1,000 shares of common stock sold on May 12, 2010, was to third parties or related parties.

Response:

We have revised the financial statements included in Amendment No. 1 to disclose that the sale of 1,000 shares of common stock was to a third party.

26.
Please provide us your consolidated statement of stockholders’ equity that has been retroactively adjusted to reflect the reverse merger transaction.  Please provide us explanations for the adjustments made to retroactively reflect the reverse merger transaction, as appropriate.

Response:

The net effect of reverse merger of $64,185 equals the net assets of Forsythe prior to the reverse merger. The consolidated statement of stockholder’s equity has been adjusted as follows to reflect the reverse merger transaction and will be included in the following Form 10-Q (statement appears on following page):

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Alternate Energy Solutions, Inc.
(A Development Stage Company)
Consolidated Statement of Stockholders' Equity (Deficit)

	Common Stock
	Shares	Amount	Additional Paid In Capital	Stock Payable	Retained (Deficit)	Total
Balance August 1, 2008 (inception)	14,697,134	1,470	(1,470)	-	-	-

Donated Rent			19,366			19,366
Net Loss					(89,013)	(89,013)

Balance December 31, 2008	14,697,134	1,470	17,896	-	(89,013)	(69,647)

Stock issued for services-related party	1,170,000	117	58,383			58,500
Stock Payable- settlement				25,000		25,000
Net Loss					(331,444)	(331,444)

Balance December 31, 2009	15,867,134	1,587	76,279	25,000	(420,457)	(317,591)

Net Loss					(40,025)	(40,025)

Balance at March 31, 2010	15,867,134	1,587	76,279	25,000	(460,482)	(357,616)

Stock issued for services	100,000	10	4,990	-	-	5,000
Stock issued for cash	1,000	-	50		-	50
Stock issued for conversion of debt	426,134	43	213,024			213,067
Effect of reverse merger	(997,134)	(100)	(549)			(649)
Net Loss					(57,171)	(57,171)

Balance at July 27, 2010	15,397,134	1,540	293,794	25,000	(517,653)	(197,319)

The following adjustments were recorded to reflect the reverse merger transaction:

FORSYTHE #1- Forgiveness of Debt
Loan From Quality Investment Se	55,129
Accrued Interest	8,406
Paid in Stock		63,535

FORSYTHE #2- Return of 300,000 common shares
Capital Stock	30
Paid in Stock		30

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

FORSYTHE #3- Issuance of 14,697,134 shares to BFT
Paid in Stock	1,470
Capital Stock		1,470

FORSYTHE #4- To close out income statement
Retained Earnings	5,856
Attorney Fees		1,200
Audit Fees		500
SEC Filing Fees		1,518
G & A Expenses		450
Interest Expense		2,188

BIOFUEL #2- To record effect of reverse merger
Paid in Stock	64,185
Retained Earnings		64,185

27.
We note that you have provided interim financial information in the Form 8-K for BioFuel Technologies, Inc. (BFT) for the three months ended March 31, 2010.  We further note that the second quarter of fiscal year 2010 Form 10-Q reflects the financial statements and information of the pre-reverse merger entity.  Please confirm to us that you will include the financial statement and information for BFT for the three months ended June 30, 2010, in the third quarter of fiscal year 2010 Form 10-Q to avoid any lapses in financial reporting.

Response:

We advise the Staff that the Form 10-Q for the third quarter of fiscal year 2010 will include the financial statement and information for BFT for the three months ended June 30, 2010.

Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2010

28.	Please update your EDGAR company profile to include your current business address and mailing address.

Response:

We advise the Staff that we have updated our EDGAR company profile to include our current business address and mailing address and reflect the change of our corporate name which occurred on September 24, 2010.

Division of Corporation Finance
Securities and Exchange Commission
October 27, 2010

Exhibit 31.1

29.
Item 601(b)3) of Regulation S-K specified that you must provide the certifications exactly as set forth in the item and that you must provide a separate certification for each principal executive officer and principal financial officer.  We note that you altered paragraphs 4 and 5 of the certification and that you did not provide a separate certification for each principal executive officer and principal financial officer.  In future filings, please provide the certifications exactly as set forth in the item and provide a separate certification for each principal executive officer and principal financial officer.

Response:

We confirm to the Staff that we will provide the certification as required by Item 601(b)3) of Regulation S-K and that we will provide a separate certification for each principal executive officer and principal financial officer.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (678) 489-6055 or our counsel, William P. Ruffa, Esq., at 212-355-0606.

Very truly yours,
Alternate Energy Solutions, Inc.
By:	/s/ Kenneth Rakestraw
Kenneth Rakestraw, President